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                                                                     EXHIBIT 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                             [CHINA MOBILE GRAPHIC]

                        CHINA MOBILE (HONG KONG) LIMITED

                     (Incorporated in Hong Kong with limited
                    liability under the Companies Ordinance)

                                  ANNOUNCEMENT

In accordance with the Company's disclosure policy and to further enhance the transparency of the Group and timely provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group, the Board announces certain selected unaudited key performance indicators of the Group for the first quarter of 2003.

In accordance with the Company's disclosure policy and to further enhance the transparency of the Group and timely provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group, the board of directors (the "BOARD") of China Mobile (Hong Kong) Limited (the "COMPANY", together with its subsidiaries, the "GROUP") announces certain selected unaudited key performance indicators data of the Group for the first quarter of 2003.


SELECTED UNAUDITED KEY PERFORMANCE INDICATORS


FINANCIAL DATA


                                                                                      FOR THE PERIOD FROM
                                                   FOR THE PERIOD FROM                  1 JANUARY 2002 TO
                                                    1 JANUARY 2003 TO                     31 MARCH 2002
                                                     31 MARCH 2003                     PRO-FORMA COMBINED*
                                                  (TOTALLING 90 DAYS)                  (TOTALLING 90 DAYS)         INCREASE
                                           --------------------------------     --------------------------------   --------
                                              37.650 billion (equivalent to        34.205 billion (equivalent to
Total Revenue (RMB)                        approximately HK$35.519 billion)     approximately HK$32.269 billion)    10.1%

                                              22.395 billion (equivalent to        20.278 billion (equivalent to
EBITDA (RMB)                               approximately HK$21.127 billion)     approximately HK$19.130 billion)    10.4%

EBITDA margin                                                         59.5%                                59.3%

                                               8.975 billion (equivalent to         8.178 billion (equivalent to
Net Profit (RMB)                            approximately HK$8.467 billion)      approximately HK$7.715 billion)     9.7%

Net Profit margin                                                     23.8%                                23.9%



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* The pro-forma combined financial data have been prepared as if the current structure of the Group (including 21 mobile communications operating subsidiaries) had been in existence during the first quarter of 2002.



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OPERATIONAL DATA

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

                                                  AS AT 31 MARCH      AS AT 31
                                                       2003/          DECEMBER
                                                  FOR THE PERIOD        2002/
                                                       FROM         FOR THE PERIOD        AS AT 30 SEPTEMBER
                                                  1 JANUARY 2003         FROM            2002/FOR THE PERIOD
                                                         TO       1 OCTOBER 2002 TO             FROM
                                                   31 MARCH 2003  31 DECEMBER 2002         1 JULY 2002 TO
                                                   (TOTALLING 90     (TOTALLING 92        30 SEPTEMBER 2002
                                                       DAYS)             DAYS)           (TOTALLING 92 DAYS)
                                                  --------------    --------------       -------------------
Number of Subscribers                             123.81 million    117.68 million            111.45 million

Net increase in subscriber for the relevant
reporting period                                    6.13 million      6.23 million              6.00 million

                                                 105 (equivalent   106 (equivalent
Average Revenue per User per Month (ARPU)                     to                to        112 (equivalent to
during the relevant reporting period               approximately     approximately     approximately HK$106)
(RMB/User/Month)                                          HK$99)           HK$100)

Total Usage for the relevant reporting period
(Minutes)                                         74.583 billion    70.695 billion            67.906 billion

Average Usage per User per Month (MOU) during
the relevant reporting period                                209               204                       207
(Minutes/User/Month)

Average Revenue per Minute during the relevant
reporting period (RMB)                                     0.505             0.519                     0.541

Number of Users of Mobile Data Services            64.38 million     57.73 million             52.49 million

Short Message Services Usage Volume for the
relevant reporting period (Messages)               17.45 billion     13.30 billion             10.42 billion

Network Capacity (Users)                             148 million       141 million               137 million

Network Utilisation Rate                                   83.7%             83.2%                     81.5%

Number of Employees                                       60,138            59,633                    59,307

Labour Productivity (Subscribers/Employee)                 2,059             1,973                     1,879



During the first quarter of 2003, the Group continued to adopt rational and effective competitive strategies emphasising customer value. Guided by user consumption patterns, the Group segmented its customer base to address the needs of different categories of customers. It launched personalised products and premium quality services to establish and promote its brands, enhance customer loyalty, and to proactively retain and grow its base of existing and potential high-value customers.

The business of the Group continued its favourable growth during the first quarter of 2003. As at 31 March 2003, the Group's subscriber reached 123.81 million, representing a net increase of 6.13 million subscribers in 3 months from the subscriber base as at 31 December 2002.

In response to increasing competition and to enhance the loyalty of subscribers, the Group augmented its promotion of certain loyalty measures to some of its subscribers (especially high-value customers) in the first quarter of 2003. Besides, as most new subscribers are low-usage subscribers, the Group's ARPU and average revenue per minute during the first quarter of this year continued to decline. Nonetheless, the rate of such decline has moderated noticeably as compared to the fourth quarter of the previous year. The ARPU for the first quarter of 2003 was RMB105, representing a decrease of RMB1 from RMB106 for the fourth quarter of 2002. The decline in the average revenue per minute led to an increase in MOU benefiting from the effect of price elasticity, which together with the robust subscriber growth, had contributed to


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favorable growth of total usage and total revenue. The Group's short message services usage volume continued to grow rapidly during the first quarter of 2003, indicating the enormous development potential for the Group's mobile data business.

With robust business growth, effective cost controls and the further realisation of the benefits of economies of scale, the Group achieved sustained favourable growth in its revenue, EBITDA and net profit during the first quarter of 2003, recording an increase of 10.1%, 10.4% and 9.7% respectively compared to the pro-forma combined figures for the same period in 2002. The average revenue per day, EBITDA per day and net profit per day also increased by 4.9%, 3.3% and 2.5% respectively compared to the fourth quarter of 2002. EBITDA margin was sustained at a high level of 59.5% during the first quarter of 2003.

Despite increasing market competition, the Group will continue to adopt rational and effective competitive strategies. The Group will specifically strengthen its business development strategy in response to market changes. The Group will also aim to maintain its fundamentals and consolidate its leading market position through market segmentation and product differentiation, brand building and brand value enhancement, leveraging its leading position in new businesses, as well as further enhancing network quality. The Group will leverage its pioneering and leading market position in China's mobile telecommunications market, and capitalise on the economies of scale and cost benefits derived from the world's largest subscriber base and single integrated premium network. The Group will focus exclusively on the business of mobile telecommunications to continue to enhance customer satisfaction and nurture new revenue drivers, with a view to generating value for customers and shareholders.

The Board wishes to remind investors that the above key performance indicators are based on the Group's unaudited management accounts. Investors are cautioned not to unduly rely on such data.

IN THE MEANTIME, INVESTORS ARE ADVISED TO EXERCISE CAUTION IN DEALING IN THE SECURITIES OF THE COMPANY.

For your convenience, this announcement contains translation between Renminbi amounts and Hong Kong dollars at RMB1.06 = HK$1.00. The translations are not representations that the Renminbi and Hong Kong dollar amounts could actually be converted at this rate, or at all.

By Order of the Board
CHINA MOBILE (HONG KONG) LIMITED
WANG XIAOCHU
CHAIRMAN AND CHIEF EXECUTIVE OFFICER


Hong Kong, 17 April 2003